SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2006

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: May 3, 2006	By:	/s/ Nancy C. Gardner

11 April 2006.
Notification of transactions of directors, persons discharging managerial responsibility or connected persons

This notification relates to both a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(a) and section 324 (as extended by section 328) of the Companies Act 1985. On 10 April 2006, Thomas Glocer, an executive director at Reuters, was granted 1191 options over Ordinary 25p shares as part of the company’s Save As You Earn Scheme. The options were granted at a price of £3.14 per share.

Mr Glocer now has a beneficial interest in 372,145 Ordinary shares 7,873,120 Options (Ordinary shares) and 3,602,024 long term incentive plans (Ordinary shares). These holdings do not exceed 1% of the issued share capital of the company.

Contact:

Elizabeth Maclean, Assistant Company Secretary
Email:elizabeth.maclean@reuters.com

Tel no. 020 7542 6706

About Reuters:

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 89 countries, including staff from the acquisition of Telerate in June 2005. It also includes 2,300 editorial staff in 189 bureaux serving 128 countries, making Reuters the world’s largest international multimedia news agency. In 2005, Reuters revenues were £2.4 billion.

11 April 2006.
Notification of transactions of directors, persons discharging managerial responsibility or connected persons On 10 April 2006, Simon Walker a person discharging managerial responsibilities at Reuters, was granted 595 options over Ordinary 25p shares as part of the company’s Save As You Earn Scheme. The options were granted at a price of £3.14 per share.

Mr Walker has a beneficial interest in 45,486 Ordinary shares and holds 338,166 Options (Ordinary shares) and 256,337 long term incentive plans (Ordinary shares). All Ordinary shares are registered in the name of Mrs Mary Strang. These holdings do not exceed 1% of the issued share capital of the company.

Contact:

Elizabeth Maclean, Assistant Company Secretary

Email: elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

About Reuters:

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 89 countries, including staff from the acquisition of Telerate in June 2005. It also includes 2,300 editorial staff in 189 bureaux serving 128 countries, making Reuters the world’s largest international multimedia news agency. In 2005, Reuters revenues were £2.4 billion.

11 April 2006
Notification of transactions of directors, persons discharging managerial responsibility orconnected persons

On 10 April 2006, Anne Bowerman, a person discharging managerial responsibilities at Reuters, was granted 1191 options over Ordinary 25p shares as part of the company’s Save As You Earn Scheme. The options were granted at a price of £3.14 per share.

Ms Bowerman now has a beneficial interest in 11,279 Ordinary shares (7,200 of which are held in her husband’s name and 1712 of which are held in a Maxi ISA), 65,154 Options (Ordinary shares), 32,992 long term incentive plans (Ordinary shares) and 20,234 share award plans (Ordinary shares).

These holdings do not exceed 1% of the issued share capital of the company.

Contact:

Elizabeth Maclean, Assistant Company Secretary

Email: elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

About Reuters:

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 89 countries, including staff from the acquisition of Telerate in June 2005. It also includes 2,300 editorial staff in 189 bureaux serving 128 countries, making Reuters the world’s largest international multimedia news agency. In 2005, Reuters revenues were £2.4 billion

25 April 2006.
Reuters Group PLC — Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 400,000 Ordinary shares of 25p each under the Save As you Earn Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Elizabeth Maclean, Assistant Company Secretary

Email: elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

About Reuters:

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 89 countries, including staff from the acquisition of Telerate in June 2005. It also includes 2,300 editorial staff in 189 bureaux serving 128 countries, making Reuters the world’s largest international multimedia news agency. In 2005, Reuters revenues were £2.4 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

26 April 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 4,000,000 ordinary shares at a price of 400.1507 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 104,075,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,340,730,337.

Contact:

Miriam McKay
Reuters Investor Relations +44 20 7542 7057

27 April 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 395.1095 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 105,075,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,339,730,687.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

28 April 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 390.2320 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 106,075,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,338,742,405.

Contact:

Miriam McKay
Reuters Investor Relations +44 20 7542 7057

REUTERS GROUP PLC – FIRST QUARTER REVENUE STATEMENT for the three months to 31 March 2006

26 April 2006

REUTERS Q1 2006 REVENUE STATEMENT

Financial highlights

o Q1 total revenue of(pound)633 million (2005:(pound)558 million), up 13%

o Constant currency revenue growth of 9% including five percentage points from acquisitions, principally Telerate in June 2005

o Underlying revenue growth of 4% in line with company expectations, reflecting annual price increases, a weak comparative for outright revenue in 2005, good growth in usage revenue and an initial half percentage point contribution from Core Plus initiatives o Reuters confirms that it expects full year revenue growth of around 5% on a constant currency basis. This includes acquisitions and a percentage point of growth from Core Plus.

Business highlights

o One percentage point of market share growth in 2005 to 27% (inclusive of Telerate) in the £6 billion financial information and services market that accounts for over 80% of Reuters revenue

o Total number of user positions up by 1,000 to 347,000.

Tom Glocer, Reuters Chief Executive, said: “We have delivered a good first quarter, which provides a strong base for the rest of the year. Our market share data confirms what our first quarter sales and our customers are telling us — that our products are highly competitive and we are winning in the marketplace. Our Core Plus strategy is also off to a good start with growth in transaction revenues, media and emerging markets like China and India.”

Notes to Analysts

Underlying percentage change excludes acquisitions and disposals since 1 January 2005 and is stated at constant exchange rates. Reconciliations to equivalent IFRS figures can be found at www.about.reuters.com, in the Investors section under Financial Data.

Contacts

Miriam McKay
Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

Investors

Karen Almeida
Tel: +44 (0) 20 7542 8617
karen.almeida@reuters.com

Press

Johnny Weir
Tel: +44 (0) 20 7542 5211
johnny.weir@reuters.com

Notes

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. At the end of 2005, Reuters had 15,300 staff in 89 countries. This includes 2,300 editorial staff in 189 bureaux serving 128 countries, making Reuters the world’s largest international multimedia news agency. In 2005, Reuters revenues were £2.4 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

Reuters will hold a conference call today at 09:30 BST. To participate, please register online at http://registration.intercall.com/go/reutersir. An email confirmation containing dial-in details will be sent by return.

Photographs are available at www.about.reuters.com/pressoffice/library/photos/senior.asp

This announcement includes forward-looking statements. See page 9 for a description of risk factors.

REVENUE REVIEW

Reuters revenue for the three months to 31 March 2006 was £633 million, an increase of 13% over the same period in 2005.

On a constant currency basis, revenue increased by 9%. The four percentage points of currency-related revenue growth in the first quarter were driven by a stronger US dollar, which had a roughly equal effect on Reuters cost base because the proportions of US dollar denominated revenues and costs were approximately the same.

Acquisitions, principally Telerate, performed in line with Reuters expectations in the first quarter, adding some five percentage points of constant currency revenue growth. Taking into account that Telerate was acquired in June 2005, Reuters continues to expect one and a half percentage points of full year growth from acquisitions.

Of the 4% underlying revenue growth achieved in the first quarter, Reuters new Core Plus initiatives contributed about half a percentage point — approximately £3 million of revenue. The main contributors were new transaction systems, new enterprise applications such as Reuters DataScope Tick History and consumer media operations. Revenue contribution from these new initiatives is expected to increase as the year progresses, keeping Reuters on track to achieve its forecast of one percentage point of full year revenue growth from Core Plus.

The remaining three and a half percentage points of underlying revenue growth came from Reuters core business, driven principally by Reuters annual price increase, worth around two percentage points. Outright revenue contributed almost one percentage point to underlying growth in the quarter, reflecting weak comparatives. Usage revenue showed good growth, reflecting high activity levels in Reuters traditional treasury brokerage and media businesses.

Reuters saw underlying revenue growth in all geographic regions in the first quarter. The strongest growth was in Asia (up 7%) and the Americas (up 5%) while UK and Ireland grew at 4% and Continental Europe, Middle East and Africa grew more slowly at 2%.

MARKET SHARE

Each year, Reuters publishes headline findings from its market size and share study. This in-depth, proprietary research is based on quantitative macro-economic modelling, consolidation of over 100 secondary sources and 25,000 end user profiles.

In 2005, Reuters grew its revenue share by one percentage point in the £6 billion market for financial information and services that accounts for over 80% of Reuters current revenue. This takes Reuters revenue share to 27%, level with Bloomberg.

Reuters market share growth was driven by the acquisition of Telerate and by share gains at Reuters largest customers, in reference datafeeds and in treasury brokerage. These gains outweighed losses of lower cost legacy business. Excluding acquisitions, Reuters market share remained stable.

Reference datafeeds continued to perform strongly, increasing their share of revenue by two percentage points. Reuters also saw an increase of one percentage point in its market share of treasury brokerage (usage revenue generated from Dealing Matching), reflecting its ability to drive growth in the rapidly expanding electronic trading market targeted in its Core Plus strategy.

With Core Plus, Reuters addressable market is expected to expand from £6 billion to £11 billion per year, offering the prospect of accelerated growth.

BUSINESS DIVISIONS REVIEW

Sales and Trading

Revenue from Sales and Trading was £424 million, an increase of 12% compared to the first quarter of 2005 (up 1% on an underlying basis).

Sales and Trading business performance continues to be driven by the Reuters Xtra family of products (Reuters 3000 Xtra, Reuters Dealing and Reuters Station). These generated £236 million of revenue in Sales and Trading, up 7% on an underlying basis compared to the same period last year. Reuters 3000 Xtra revenue in Sales and Trading grew an underlying 12% to £161 million, driven by price increases and migration of customers from legacy products, as well as new business.

Trading capabilities continued to play an important part in the performance of the Reuters Xtra family in the first quarter. Subscription revenues from Reuters Dealing grew by an underlying 3% to £66 million, driven by new business in emerging markets. Usage revenues grew an underlying 13% to £20 million, reflecting good growth from new dealer-to-customer systems and Reuters prime brokerage services, launched in Q4 2005, which have seen rapid take-up amongst hedge funds. During the first quarter Reuters unveiled Reuters Trading for Exchanges, which continues to build Reuters unique cross asset trading capabilities.

In the Reuters Trader family, revenues increased by 6% to £96 million, reflecting the inclusion of business acquired from Telerate. On an underlying basis revenues declined by 18%, driven primarily by migration of customers to Reuters 3000 Xtra. While Reuters continues to see some revenue decline in domestic markets, new Reuters Trader products are gaining momentum with particularly strong sales in Commodities and Energy.

Research and Asset Management

Revenue from Research and Asset Management was £70 million, an increase of 19% (10% underlying) compared to the first quarter of 2005. The acquisitions of EcoWin, TASS and Hedgeworld accounted for five percentage points of this growth.

Reuters Research and Asset Management business serves two distinct user communities – Investment Banking and Investment Management (IB & IM); and Wealth Management.

IB & IM generated revenue of £38 million, up 15% on an underlying basis. This was largely driven by strong sales of Reuters Knowledge, both as a standalone product and also embedded in Reuters 3000 Xtra. Reuters Knowledge continues to receive excellent customer feedback, with recognition growing of the superior quality of Reuters Estimates and Reuters Fundamentals. Rapid release cycles facilitate frequent upgrades to content and functionality. The first tranche of the SpendingPulse data sourced exclusively from MasterCard is now available, with revenue-generating detailed packages due for release in the second quarter.

Wealth Management generated revenue of £32 million, up 4% on an underlying basis. Reuters Lipper fund information subsidiary, a key source of high value content, grew an underlying 28% to £11 million. Revenue attrition as Reuters refocuses its Wealth Management business on opportunities to supply high value content is within the levels expected by the company.

Enterprise

Enterprise revenue was £96 million, an increase of 14% (10% underlying) compared to the first quarter of 2005.

Enterprise Information, which includes Reuters real time and reference datafeeds businesses, grew by an underlying 14% to £54 million. This was driven by continued customer demand for machine-readable content in standardised formats to power an increasingly wide range of applications. Reuters continues to enhance its real time and reference products, for example by tripling to nine the number of ultra low latency feeds available direct from exchanges and by releasing new products such as Reuters Datascope Select, which gives customers flexible access to cross asset class reference information.

Information Management, which includes the Reuters Market Data System (RMDS), generated revenue of £24 million, down 8% on an underlying basis. Revenues in this area continue to be affected by the move to desktop based solutions at smaller sites, withdrawal from the hardware business and the fact that the majority of customers have now migrated from legacy platforms onto RMDS. These drivers are being counter-balanced to some extent by new initiatives such as the Reuters Wireless Delivery System and Reuters Tick Capture Engine and the release of RMDS 6.0, which helps customers process ultra low latency data and handles a broader array of data types including transaction order books.

Trade and Risk Management grew revenue by an underlying 25% to £18 million, although this compares to a weak first quarter in 2005. This growth was driven by strong outright sales of Reuters Kondor + risk management software in Europe and Asia.

Media

        Media revenue was £43 million, an increase of 19% (14% underlying) compared to the first quarter of 2005.

Agency revenues grew 9% on an underlying basis to £36 million, with particularly strong performances in pictures and TV. These were driven by new business wins, notably in the Gulf region, and increases in usage related revenue.

Consumer services grew an underlying 51% to £7 million. Reuters online properties in the US, UK and Japan are attracting strong advertising revenues and mobile related products are also performing well.

PENSIONS UPDATE

Reuters is in the final stages of constructive discussions with the Trustees of its UK defined benefit pension plans. These discussions include proposals to enhance the security of the plans by substantially funding the pension deficits in this financial year as well as initiatives to de-risk the investment strategy and reduce Reuters exposure to future asset and liability risk. The proposed package of measures also includes a once off payment to cover a discretionary inflation increase for pensioners in 2006. The effect on 2006 earnings of these measures is expected to be modest, with no material impact expected thereafter. A deficit of £265 million from Reuters UK pension plans was recorded on Reuters 2005 balance sheet. As such, it has already been taken into account by the credit rating agencies and will not affect Reuters share buy back plans. Reuters expects to conclude these discussions within the next few weeks, whereupon Reuters will make a fuller announcement.

OUTLOOK

Reuters confirms that it expects full year revenue growth of around 5% on a constant currency basis. This includes acquisitions and a percentage point of growth from Core Plus.

1)     REUTERS REVENUE FROM CONTINUING OPERATIONS BY DIVISION BY TYPE – THREE MONTHS TO 31 MARCH 2006 (UNAUDITED)

	Three months to 31 March		% Change
	2006 £m	2005 £m	Actual	Underlying
Recurring	403	362	11%	—
Outright	1	1	37%	33%
Usage	20	16	21%	13%

Sales & Trading	424	379	12%	1%

Recurring	70	58	19%	10%
Usage	—	1	(24%)	(29%)

Research & Asset Management	70	59	19%	10%

Recurring	86	78	11%	6%
Outright	10	6	61%	57%

Enterprise	96	84	14%	10%

Recurring	33	31	9%	7%
Usage	10	5	76%	56%

Media	43	36	19%	14%

Recurring	592	529	12%	2%
Outright	11	7	61%	58%
Usage	30	22	33%	21%

Total Reuters revenue*	633	558	13%	4%

* In Q1 Reuters re-aligned external revenue reporting to reflect certain changes in the way revenue is managed internally. The impact of this realignment has been reflected in the 2005 comparatives.

2)     REUTERS REVENUE FROM CONTINUING OPERATIONS BY DIVISION BY PRODUCT FAMILY – THREE MONTHS TO 31 MARCH 2006 (UNAUDITED)

	Three months to 31 March		% Change
	2006 £m	2005 £m	Actual	Underlying
Reuters Xtra	236	210	13%	7%
Reuters Trader	96	90	6%	(18%)
Recoveries	92	79	16%	4%

Sales & Trading	424	379	12%	1%

Reuters Xtra	19	16	16%	16%
Reuters Trader	2	2	4%	3%
Reuters Knowledge	17	12	42%	16%
Reuters Wealth Manager	32	29	12%	4%

Research & Asset Management	70	59	19%	10%

Enterprise	96	84	14%	10%

Media	43	36	19%	14%

Total Reuters revenue	633	558	13%	4%

Each Division consists of specific products. Each product falls into one Division except for 3000 Xtra and 2000/3000 products. Revenues at asset management clients are attributed to the Research & Asset Management Division by reference to activities at particular sites. All other revenue for these products are Sales & Trading revenues.

3)     REUTERS REVENUE FROM CONTINUING OPERATIONS BY GEOGRAPHY – THREE MONTHS TO 31 MARCH 2006 (UNAUDITED)

	Three months to 31 March		% Change
	2006 £m	2005 £m	Actual	Underlying
UK and Ireland	98	88	12%	4%
EMEA West	95	92	3%	2%
EMEA East	148	139	7%	2%
Americas	177	146	21%	5%
Asia	115	93	23%	7%

Total Reuters revenue	633	558	13%	4%

4) REUTERS QUARTERLY PRODUCT FAMILY STATISTICS (UNAUDITED)

	Three months ended			Underlying % Change
	March 2006	December 2005	March 2005	Versus December 2005	Versus March 2005
Period end accesses (000s)
3000 Xtra	103	100	92	2%	11%
Dealing	18	18	18	—	(1%)
Other Xtra	2	2	2	(8%)	(27%)

Reuters Xtra	123	120	112	2%	8%

2000/3000; Telerate	71	74	61	2%	(18%)
Trader	42	42	40	(2%)	3%

Reuters Trader	113	116	101	—	(10%)

Reuters Knowledge	12	11	9	8%	36%

Reuters Wealth Manager	99	99	105	(1%)	(6%)

Total period end accesses	347	346	327	1%	(1%)

Access driven revenue ((pound)m)
Reuters Xtra	224	216	195	1%	10%
Reuters Trader	89	91	80	(3%)	(16%)
Knowledge & Wealth Manager	18	18	17	2%	6%

Total access driven revenue	331	325	292	—	3%
Other recurring revenue	261	263	237	(1%)	2%

Recurring revenue	592	588	529	—	2%

Average revenue per access ((pound))
Reuters Xtra	616	598	591	—	—
Reuters Trader	258	256	257	—	(3%)
Knowledge & Wealth Manager	56	54	49	4%	9%

Total average revenue per access	319	307	297	2%	4%

5) Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of restructuring programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

o Reuters ability to realise the anticipated benefits of the transformation initiatives undertaken through its Fast Forward transformation programme and its Core Plus growth strategy

o unfavourable conditions in financial markets

o the impact of currency and interest rate fluctuations on Reuters Group's reported revenue and earnings

o difficulties or delays that Reuters Group may experience in developing or responding to new customer demands or launching new products

o the dependency of Reuters Group on third parties for the provision of certain network and other services

o any significant failures or interruptions experienced by the networks or systems of Reuters Group and such networks' ability to accommodate increased traffic

o any significant declines in the valuation of companies in which Reuters has invested

o the impact of significant competition or structural changes in the financial information and trading communities

o changes in the regulatory or competitive environment

o adverse governmental action in countries where Reuters conducts activities

o the ability of the Group to realise the benefit of acquisitions

o any issues identified with controls over financial reporting, including in the project to achieve compliance with Sarbanes Oxley Act, section 404

o the increasingly litigious environment in which Reuters Group operates, especially in the area of patent and other intellectual property claims.

For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2005. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

REUTERS GROUP PLC

FIRST QUARTER REVENUE STATEMENT

FOR THREE MONTHS TO 31 MARCH 2006

Wednesday, 26 April 2006

        Miriam McKay: Good morning and welcome to Reuters first quarter conference call. I am Head of Investor Relations here at Reuters, and it is my pleasure to introduce David Grigson, our CFO, who will take you through the numbers, then Tom Glocer, our CEO, who will talk more broadly about the findings of our market share study and then about key activities and trends this quarter.

        Before we start, I would like to remind you that our comments today may include forward-looking statements and that the risk factor section of our Annual Report describes certain important factors which could cause actual results to differ materially from those in our forward-looking statements today. You can get copies of our Annual Report from our website or from our Corporate Relations Offices in London and New York. David, with that over to you.

        David Grigson: Thanks Miriam and good morning everyone. I shall start by giving you a brief run-through of our first quarter’s numbers without repeating everything from the trading statement, and then add a little colour to what we are doing with our two large UK based pension schemes, before handing over to Tom. Needless to say, if there are other aspects of our first quarter revenue performance that you would like to cover in more detail, we shall pick these up in the Q&A.

        My main message is that our first quarter’s revenue performance is in line with our expectations. Revenue for the first quarter was £633 million, up 13% with a significant amount of this growth driven by currency and acquisitions. Currency movements, particularly a stronger US dollar, contributed some four percentage points of revenue growth in this quarter. I think it is worth reminding you that with a similarly high proportion of our costs being US dollar denominated this particular currency movement is having very little impact on trading profit.

        On a constant currency basis, Q1 growth was 9% and of this about five percentage points came from acquisitions, mainly Telerate. The integration of Telerate continues to go well, with revenue performing slightly better than we expected at the time of the acquisition. You will recall that we acquired Telerate in June 2005 and I said then that we expected revenue from this acquisition to settle at around £100 million a year. This is below the current run rate, suggesting that we expect to see some further revenue loss over the course of 2006. The reason why I stress this point is because we expect to be showing year-on-year declines in Telerate revenue in the second half of this year. All this is consistent with the one and a half percentage points of annual growth from Telerate that we detailed when we explained the components of our full year guidance at the prelims in February.

        Excluding effects of currency and acquisitions, we saw our revenue grow 4% in Q1. Of this, about half a percentage point came from Core Plus – some £3 million. Early contributors included new transaction systems, enterprise products and consumer media. The biggest single transaction contribution came from our new prime brokerage services. Simply put, institutions that have not previously been able to trade in the inter-bank FX market – like hedge funds – can now do so, using the credit of their prime broker – an established inter-bank player. We have six new clients on the system trading heavy volumes. In the enterprise space, clients are paying to use the commercial pilot of Reuters Datascope Tick History, mostly to build algorithmic trading capabilities, and in media we are seeing good early growth from new online projects. In summary, it is good to see revenue start to come through from Core Plus projects this early in the programme, and we should see this grow quarter by quarter. We remain confident of our ability to deliver one percentage point of revenue growth this year from Core Plus.

        Now let us look at the 350 basis points of growth we achieved outside of Core Plus and acquisitions. There are four main factors driving this performance: first, and the easiest to predict as a component of our annual revenue guidance, was the two percentage points of revenue growth in Q1, which resulted from price increases. These averaged around 3% for the products subject to our annual price increase, which covered some two thirds of our total revenue.

        Second, usage revenues, which are generally harder to predict, performed well in Q1. Revenue was up 21% on an underlying basis with about half of this growth coming from Core Plus initiatives. Our traditional FX Matching business performed well, benefiting from increased trading volumes, and in Media we generated good growth from our agency Pictures and TV businesses, reflecting the launch of a number of new services.

        The third factor is higher outright revenue, which contributed almost a percentage point to our underlying revenue growth this quarter, although this reflects a particularly weak quarter for outright revenue last year. At this early stage of the year, we continue to expect outright revenue for 2006 to be at roughly last year’s levels, with strong growth from our Trade and Risk Management business being offset by a reduced number of installations of our market data systems.

        Finally, volume effects, which were slightly positive in the quarter as growth from new sales more than compensated for the revenue loss from legacy products and from businesses that we are choosing to exit. On the positive side of this equation, our total number of user accesses was up 1,000 to 347,000 with 3000 Xtra gaining some 3,000 installed positions in the quarter. But as we said at the time of the prelims, we are expecting about one percentage point of revenue loss from legacy products and from strategic exits in 2006 and our first quarter performance is in line with this expectation.

        With a first quarter delivering as we expected, we have confirmed our full year revenue guidance on a constant currency basis, of around 5%.

        Before handing over to Tom, let me spend a minute or two on pensions. Following the decision taken last year to account for our largest pension scheme, the Reuters Pension Fund, as a defined benefit scheme, I see what we are doing on pensions now as an important piece of housekeeping. This morning’s statement said that we are in discussions with the trustees of our two UK defined benefit plans. These discussions are focused on how we can efficiently apply our capital significantly, to reduce the company’s exposure to the asset and liability risk, including interest rates and inflation risk, which exists within these schemes. In our discussions with the trustees, we are seeking to strike a balance between meeting the requirements of the trustees, while ensuring that the company has more influence on future investment policy. We will make a further announcement once we have reached an agreement, but we do not expect this to have more than a modest impact on this year’s profits.

        With that, let me hand over to you, Tom.

         Tom Glocer: Thanks, David.

        Let me say, first, that I am pleased to have a good first quarter under our belts. There are lots of exciting things going on in the business and we are well on plan for the year. Beyond the numbers, I want to take five minutes to cover three areas with you. First, I will share the results of our 2005 market share study, then give you an update on our new Core Plus initiatives and third I will broaden the discussion a bit and look at geographic trends.

        Let’s take market share first. Today, we have released the headlines from our market share study which we have been publishing for the last three years. In our core financial information and services business, our research shows that we grew our revenue share by one percentage point to 27%, and that is level with Bloomberg. I will say a bit about how we conduct our market share research and why we are confident in its conclusions.

        First, how we define our market: simply it is the lion’s share of our financial markets business and excludes Media. This is a £6 billion market that accounts for over 80% of our revenues. We use a different and more inclusive definition than the market share work recently published in ‘Inside Market Data’, which explains why the two sets of results look different. We are confident that this is the right definition for us because it is a closer fit for the business we are actually in. The research is very rigorous and we believe it is better than any other source. We base our findings off a propriety database of over 25,000 user profiles, consolidate hundreds of secondary sources and include macro economic modelling of regional and sector specific growth. The conclusions help us in making the right investment choices for our business and that is why we go to the trouble and expense of doing the study.

        This year’s research shows that overall, our core £6 billion market grew 3% in 2005. Our view is that we will continue to see our core markets growing at the 2%-4% level on a longer term basis, and our strategy is to target higher growth pockets. These include Enterprise Information, Commodities and Energy, and Derivatives.

        There are four factors that explain our one percentage point of share gain. The first is the acquisition of Telerate, although excluding Telerate I was pleased that our share held stable. The others are share gains at our largest customers, gains in the reference datafeeds business and gains in treasury brokerage.

        In our largest customers, 3000 Xtra was a key driver. Xtra version 5.0 is an excellent product and we are continuing to see the number of positions installed build well, up another 3,000 units this quarter. I am also pleased to tell you that Messaging 5.0 is gaining momentum, with new capabilities like RM chat proving increasingly popular with the FX and Energy communities.

        It is only fair to point out that gains at our largest customers were counterbalanced to some extent by loss in mid and low tier markets. However, in the mid tier, we are finally seeing Reuters Trader getting moving. We installed nearly 2,000 new Trader positions this quarter – a good result. Overall, I am glad to say, our access numbers right across the product line are up to 347,000 – up 1,000 on a net basis.

        Our second key area of market share growth was reference datafeeds, where we are getting close to the $100 million milestone of contracted revenue, which is not bad for what was less than a $25 million business a few years ago. Reference datafeeds have added a new dimension to our real time feeds business, and given us an even stronger market position. We see customer demand for machine readable data as a really exciting growth area and are ideally placed to benefit from this.

        The third area I would like to highlight is strong growth in treasury brokerage, which bodes well for our plans to expand our transactions offerings as part of Core Plus.

        Once we look outside of our core £6 billion market to the rest of the £11 billion market that we defined in July for Core Plus, long term market growth rates rise to a more attractive 6-7% per year. As we said in July, there are four specific areas that we are targeting — transactions, high value content, new opportunities in our Enterprise business and new markets.

        Let me just highlight some interesting trends in transactions. Our own FX brokerage products, which grew revenues an underlying 13% this quarter and saw record volumes traded point to continued high volumes across the board. In some cases, higher volumes are being driven by broader participation. So, for example, one of the highest growth areas in our FX business was our new suite of prime brokerage services which give hedge funds access to the interbank FX market.

        However, increased volumes are generally not being accompanied by a significant rise in headcount. Across all asset classes, we are seeing a move away from people intensive, client-based revenues to a new capital intensive, risk-based revenue system. All of which points to continued structural change in the way markets are traded, with electronic trading being key to building customer profitability. This, of course, is why we aimed the Core Plus strategy directly at Transactions and Enterprise Solutions.

        The second area we are targeting for Core Plus is what we call high value content – moving beyond news and quotes to new sources of information, which are particularly interesting to the buy side. We have some good strong foundations to build upon, like Ecowin economic data we acquired last year and Lipper fund information, which grew revenues an underlying 28% this quarter. The first tranche of the SpendingPlus data we are sourcing exclusively from Mastercard is also now available, with a more detailed revenue-generating package due for release in the next few weeks and, of course, Reuters Knowledge gives us an excellent container for all of this data, and allows us to get new additions out to customers very quickly.

        In our Enterprise business, you will have seen that we had good results this quarter from Trade and Risk Management and datafeeds. Core Plus is about adding to this strong base to provide customers with an even broader range of capabilities. As David said, Reuters Datascope Tick History was the main contributor to revenue here in this quarter, and there are other initiatives beginning to contribute as well, like the Reuters Tick Capture Engine and Reuters Wireless Delivery Service.

        In new markets, we have longer term ambitions in three areas – new asset classes, new geographies and new media. Again, we are seeing good early signs with a particularly good performance in consumer media this quarter.

        Looking now to the different geographies we serve, I would highlight the generally benign world economic conditions. The US, China and India are expected to drive half of the world’s economic growth until about 2020. There is also evidence of a steady recovery in Japan and strong growth in the Gulf. Given our good Asia and emerging market positions, this is positive for Reuters.

        While we estimate that it takes a good 18 months for benign economic conditions to filter through into Reuters revenues, it is very encouraging to see that each of our regions delivered positive revenue growth this quarter, even excluding the effects of currency and acquisitions.

        Our best regional performance came in Asia which generated underlying growth of 7%. There are a few factors in our Asia business which I would like to highlight. First, Reuters has been quietly building a very strong position in growth markets like India and China. We have been doing this in time honoured fashion by enhancing our established offering of international news and prices with deeper domestic news coverage plus exclusive benchmark information such as the Chinese pension fund index we have just launched. Based on this offering and the strong local relationships we have developed, we have been able to become ‘part of the system’ in emerging markets – for example, by building the FX trading infrastructure for the China Foreign Exchange Trade System, CFETS, and selling Risk Management systems to all the major banks there.

        Looking at our wider Asian business, we have managed to regain the initiative in the Japanese domestic market with a new version of our domestic product – Reuters First – and we are further ahead with migration initiatives in Asia than elsewhere in Reuters. This is freeing up our Asian sales force from migration activity to focus more on new business.

        With our market share growing, a good pipeline of new product developments, and generally helpful market conditions, we have made a good start to 2006. I am confident that we are gaining our fair share of growth where it is occurring. That said, we still have an enormous amount of work to do on transformation, migration and our new growth initiatives, but I am pleased with the progress we have made in the first few months of the year. Now I will turn over to you, Miriam, and begin to take all of your questions.

        Miriam McKay: Thank you Tom, thank you David. We will start with a question please from Paul Gooden at ABN Amro.

        Paul Gooden: Good morning, just a couple of questions, if I may. Firstly could you comment on the sale of EBS to ICAP and just give us a sense of if you think the competitive dynamics of that market place are going to change and how that might impact you?

        Tom Glocer: In the large picture it is neutral to positive development for Reuters for a couple of reasons. Firstly, EBS, as you know, was started by a consortium of banks to be a counter to Reuters and to police Reuters in this market. For so long as EBS has been owned by the member banks they naturally enough tried where they could to help the home side. There is no reason to believe that they will have anything against ICAP but that home field playing advantage will be gone now that it is held by another third party equivalent to Reuters.

        Secondly, ICAP plays in a slightly different space than we do, so they are firmly in the inter-bank, inter-dealer market and, as I have just been describing, a good amount of the market growth is coming in dealer to buy side connectivity, whether over single dealer portals that we support with the Reuters electronic trading product, or RTFX or just more generally out to the buy side. The final point I would make is that my experience has been that what customers really want is choice. They are reasonably happy, and have been for a number of years, with the way the market is divided between EBS and Reuters, and I do not see any particular reason why they would want to change that, given the change in ownership. The bottom line is, it is neutral to positive as a development for Reuters.

        Paul Gooden: Thank you. My second question is, can you comment on the trajectory of the line of new contract sales? I remember in the past you put up a slide that showed this, could you just give us a sense of what happens if momentum continues to build in the new sales line?

        Tom Glocer: Sales have been good in the first quarter. One trend that David and I used to focus on in these calls is that the last month in any quarter sometimes brought, when things were going down, a wave of cancellations. Lately what we have seen both in December and March are the reverse, strong ends of the quarter. We are making good steady progress. We installed 3000 units of 3000 Xtra, Reuters Knowledge was up a couple of thousand units and we finally have Reuters Trader on line, stable and performing well. I believe it bodes well for us to continue to build volume through the year.

        The only note of caution I would continue to state is, one, that David has already gone over the Telerate picture in financial terms. In access terms, our acquisition plan always assumed some of those accesses would come out. Some would be lost as opposed to just migrated as people look for a second source for disaster recovery reasons. We continue to see a bit of churn at the lower end, not so much in the first quarter in access terms as we did in the fourth quarter of last year, but we are consciously focusing on where is our profitable business. I am glad to see ARPA trending up this quarter and a focus on good performance at the higher end of our product line.

        Paul Gooden: That’s great, thank you very much.

        Polo Tang (UBS): I have a couple of different questions. Could you perhaps talk about the revenue growth profile for the existing Reuters business, because if you look at the comparables as we go through later in the year, they get tougher, so would you expect the level of growth to calm down, or could you give us a rough indication of the growth profile for the existing business? My second question is on the Core Plus programme, because we are almost a year into it so, therefore, do you see any scope to increase your Core Plus target, either in terms of revenues or cost savings? Finally, I have a question about your balance sheet, because the company is starting to look under-leveraged. What are your plans in terms of future use of cash and also what do you see as the optimal level for dividend cover? Thanks.

        Tom Glocer: Why don’t I take the second question, which I define to be the easy one, and hand David the balance sheet and revenue growth profile, numbers three and one. On Core Plus, the way we look at it is that we announced our intentions at our results in July 2005, and we started investing a little in the third quarter. However, realistically, it is only at the beginning of this year that we feel we have got under way. I am pleased that we are off to a good start and I do not negate half a point of growth, which is good, but it is too early to pop the Champagne corks. What I am focused on, really, is how we build towards the 3% of additional growth in 2008. I am confident in the 1% that we forecast for this year. Now, let me turn it over to David to answer the other two questions.

        David Grigson: You will see just by reference to this quarter that the logic for the reason that we moved to annual guidance is that, by including outright and usage revenues into our guidance, we are introducing some level of lumpiness into the quarter-by-quarter movements. This is why, on the whole, we are quite keen to move away from excessive focus on those trends, because those will tend to be lumpy just as we have seen this quarter. The key thing here to focus on is the 5% and the make-up of the 5%, and what we have delivered in the first quarter across all the revenue streams is consistent with that. Let me remind you that, as I said in my script a little earlier, Telerate which is a significant positive influence on the comparatives in the first quarter will be a positive influence in the second quarter, and it becomes a negative influence in the third and fourth quarter. Again, we do not want to try to be too clever or specific about it because, as we said before, at the end of the day we shall manage the business and manage the revenue to where it is most profitable. If that means spending more time and resources on retaining Telerate revenue rather than seeking new sources of revenue, that will be a sensible thing to do and, therefore, the effective split between these components is not something about which we are overall too worried about.

        On the balance sheet, I believe it is too early. We are nine months into a two-year buyback programme. We have bought back very slightly under £400 million worth of shares up until now. That is in line with the run rate that we need to be at to buy back £1 billion by the middle of next year, and it is too early to comment beyond the end of this year as to how we would apply surplus capital, and we will get to that question later in the year if we can.

        Polo Tang: Just a follow-up question. I know you are saying that you have changed the basis in terms of what your guidance was but could you give me a recurring revenue growth number for Q1?

        David Grigson: It was 2% underlying wasn't it? It is in the release.

        Polo Tang: Sorry, I must have missed that.

        David Grigson: And it is pretty well driven by the price increase, which mainly goes through on that recurring line.

        Guy Lamming (Cazenove): I have two questions if I may. Tom, just going back to the EBS change of control, I take all the points that you made but consortium-owned businesses are often mildly dysfunctional or not optimal, so is there the scope for EBS now that it will be under ICAP to become a more aggressive and more successful competitor? Secondly, for David on the cost side, I realise this is just about the Q1 revenue but I believe you mentioned 3% cost inflation as the underlying level for the business.

Is there any change to that, how are you seeing the costs developing?

        Tom Glocer: Guy, let me jump in on EBS. First, let me state my respect and personal admiration for Mike Spencer, who I believe has built a very good business, he is a smart guy and he has now built a good team around him as well. I take your point on consortia, it is often a challenge, though Jack Jeffries who has run EBS has also been a very sound manager. For instance, he got that group to start doing prime brokerage and to take hedge funds into EBS, which would have been quite a contentious issue originally for the sell side.

        The other point I would make generally on ICAP is that we have a good and strong relationship with them, founded on mutual need. We are the exclusive distributor of their BrokerTech data which is about the best US Treasury data, and we bring them distribution as we bring to other parts of the industry. So there is no particular incentive to kill the complementary service that is also helping you to bring in business. I shall turn over to David now.

        David Grigson: It will not surprise you to hear me say that, because this is a trading statement focusing entirely on revenue, I shall not say very much about costs other than that a couple of months beyond when we talked in February, certainly the 3% inflation number we do not see being any different now than it was then.

        Guy Lamming: Thanks a lot. Tom, could I quickly come back to what you said. I take your point on the fact that you distribute a lot of prices for ICAP but do you expect them to go after the currency pairs in which you were very strong?

        Tom Glocer: That is hard to say. EBS has been trying to go after the sterling pairs for a very long time, and similarly we see great strength in emerging markets that we have tended to have sort of a Standard Chartered-like lock on. Ultimately, the issue is not so much EBS or ICAP coming after us or vice versa, it is what do the customers want. We have taken a bunch of runs after the euro and yen strength, and we are gaining a little ground thanks to the prime brokerage, but my take on this is that the large sell side institutions benefit from having two strategic alternatives. They have little incentive to see everything go to one, especially now that they do not own that one, so full respect to ICAP and EBS but I do not see a major reason why the market should now change. Being somewhat cynical I suppose, my view is that, if the market had decided that now is the time they want to put Reuters out of business, they would have done that first, ramped up the revenue and then sold for an even higher multiple to Michael. I guess that that is my armchair analysis.

        Rogan Angelini-Hurll (Citigroup): In terms of your market share, what are your aspirations for ‘06 and how does that fit with the guidance you have given? What I mean by that is that underlying revenue growth, you are saying, is 2.5% for this year implicitly — but the market grew last year at 3% — and then overall revenue growth of 5%, and I believe you said the market had an extended definition growth of 6-7%, so that is the first question. The second one is on your breakdown of accesses. You look to have restated how you define the various accesses, so could you perhaps give us some more detail on that? Finally, if it is possible, if FX rates were to stay the same level as they are now, what would your 5% guidance pre-currency look like on an all-in basis?

        Tom Glocer: I am definitely saving the last one for David! He will look at the restatement for whether there is any as well. Let me just talk a little about market share. We do not run the firm with specific market share targets, certainly not across the entire product line. Our aim is to continue to push up our penetration for the higher ARPA services, the strategic products like Xtra, Reuters Knowledge, and we have seen good growth continuing at the higher end. Therefore, my aspiration would be to continue to gain share at that end of the market, not to have an overall market share aspiration in the sense that what we want to do is maintain profitable business, so we have to make sure that those revenues are good. You saw us at the end of last year consciously give up some accesses in a couple of domestic lower end markets precisely because we now, thanks to Profitability Insight, decided that those were taking us backwards rather than forwards. I would not expect to see huge breakout gains in market share but a continuation of the trend, gaining a little at the high end, giving up a little still at the lower tier and through the Telerate migration but pretty much steady as she goes.

        David Grigson: Rogan, on the accesses there are a couple of things that we did differently, although this is the way we presented the data in February, so it is consistent with that. The first thing that we did within the Trader family was split out the 2000/3000 and Telerate accesses separately from the rest, and the reason for that is because those are the accesses or the user positions that we are seeking to migrate over time to strategic Reuters products, either 3000 Xtra or Reuters Trader. That just gives a better sense of the size of the task there. The second thing we did was to break the Reuters Knowledge accesses out from the combination that we showed previously of Knowledge grouped with Wealth Management now that the number is becoming reasonably significant. Of course, it is a key strategic product for us and we thought, therefore, that we should disclose in a little more detail the access numbers. What was your third question?

        Rogan Angelini-Hurll: If I look at the statement now, for December 2005, combined Knowledge and Wealth Manager is 110,000 accesses, but in the February statement it was 123,000 and the difference seems to have gone into the Reuters Trader family. Is that right?

        David Grigson: I think that is because of Telerate, principally. Or is it because of Wealth Manager? There are certain Wealth Manager accesses that have moved up into that legacy space, because that is the principal reason. Miriam is going to add to this.

        Miriam McKay: Some of those Wealth Management accesses are in fact very low tier products, of which the migration part is more likely to be towards the Trader family than towards Wealth Management products. Therefore, we have put them into the Trader family so that we can then track the migration more accurately.

         David Grigson: And your third question?

        Rogan Angelini-Hurll: Just that if FX rates stay the same what would your 5% revenue quote be as a kind of ‘all in’, including currency?

        David Grigson: A good question. I am doing the mental arithmetic. The state of the US dollar added about £20 million to our revenue. Obviously, the dollar, which was at 1.90 in the first quarter last year, moved gradually down through the course of the year to roughly where it is now. I would say it was probably a couple of percentage points or something like that – maybe a little higher.

        Colin Tennant (Lehman Brothers): A couple of questions, coming back to Moneyline Telerate and that phasing of migration: in terms of the revenue, you talk about it phasing down and going into negative territory in the second half. Is that going to be complete in the second half or could that impact flow through into 2007? Maybe you could comment on the phasing of the accesses there as well. Another question on the outright revenues: that has obviously been a strong start. What does the pipeline look like for orders on outright? Finally on Knowledge, we see the numbers ticking up there: could you tell us a bit more about what sort of firms you are targeting there, what the pipeline looks like for Knowledge and how many of those Knowledges are embedded into 3000 Xtra. Are they perhaps driving Xtra sales as well?

        David Grigson: I will pick up on the first two and pass the third to Tom. The phasing of Telerate: yes, at the moment we are running higher than I expected for year end run rates. Certainly, our plan is to complete this process of migration by the end of this year. It may take us a little longer, in which case some of this might drift a bit into 2007, but our current plans are to complete this migration this year, so you will see the accesses come out and be substituted by Trader accesses or 3000 Xtra accesses and obviously, some level of access drop in overall terms because as we have said previously, we do expect to lose some of that business.

        On the outright pipeline, I said earlier that our expectations for this year, even quite early in the year, are that outright overall for the year will be pretty flat and at last year’s levels and our pipeline at the moment confirms that. We are doing pretty well in the trade and risk management business but in order to achieve flat revenues overall, we have to grow that business, which is looking pretty good right now. The other side of that coin, as we have been discussing previously, is lower outright revenue expectations on the installation of our market data systems, because the opportunity for that in a market which has pretty well moved over to RMDS is more limited now.

        Tom Glocer: I will pick up on the Knowledge accesses. You are right, Colin, that we are seeing quite a lot of Knowledge embedded now in 3000 Xtra and it is undoubtedly that, plus the transactional capabilities, which are helping continue to push sales of Xtra at what has been now a good clip for the last 18 months – that, plus the improvement of the product. Knowledge itself has rave reviews when we get it in so we are continuing to focus on getting it onto buy-side desks. We are on a quarterly rollout schedule. New content can be added and new functionality, without a site visit, so coming back to the slightly larger picture, if you look at the profitability of our Research & Asset Management division, you remember the two different drivers. One is more of a turnaround story on the Wealth Management side, which is on track. The other is, on the Knowledge side, we believe we can grow that into a nice margin business just by continuing to add on accesses of Knowledge as we go forward.

        Mark Braley (Deutsche Bank): The first question is guidance. I know why you want to focus on total revenues and that it is difficult to predict what is happening in outrights and in revenues, but just on recurring, you have achieved plus 2% year on year in the first quarter, the comps get a bit tougher as the year progresses, but equally, we are now at a position of adding accesses …[line breaks up]… Is there any reason to think that the recurring year on year performance …[line breaks up] … will get any worse later in the year.

        David Grigson: Mark, you are breaking up, we are not hearing the whole question.

        Mark Braley: Basically, is there any reason to think that year on year performance in recurring would get any worse as the year progresses, allowing for the fact that the comps get tougher? Secondly, you are now adding accesses as the year progresses, whereas last year you were losing them. That is the first question.

        David Grigson: I think the opposite. The progression should be positive as the volume side of the equation starts to kick in more positively. You saw the sales trend last year; you understand the lag between sales and installs and that has not really changed; we had positive sales again in the first quarter this year. Therefore, we would expect to see, as those sales are installed later in the year, that they are adding to the volume part of the equation so there is no reason at all to assume that it will get worse. If anything, we should be assuming it will get slightly better.

        Mark Braley: Secondly, just to clarify: when talking about the Reference Data business you said you had $100 million of revenue contracted now. By that, you mean that the annualised run rate of revenue now is about $100 million. What is the current Q1 level – so we understand how much growth is already baked in on that line?

        David Grigson: We will chase that number while we take another question, shall we? Then we will come back?

        Patrick Wellington (Morgan Stanley): Two or three questions: first, coming back to Telerate, could we have the actual number of Telerate accesses? Slightly more broadly, there have been various depictions of the Telerate slow down. My understanding was that the cancellations started to feed in during November and December last year, so we should be seeing a revenue effect now. But we do not seem to be.

        Secondly, can you put some sort of number on this pension cost in 2006? Third, can you give some scale of your growth in India and China?

        Tom Glocer: If I take the last and leave David the more difficult Telerate and pension questions? Last year, to remind everyone of the annual number, was 19% for India and 12% for China, what we are seeing in the first quarter – and these are obviously all small numbers – it looks as if India is up over 20% in the first quarter and China around the 10% level. So a bit of swings and roundabouts there, but the trend is still holding.

        Patrick Wellington: It is a mildly loaded question because, if one looks across the panoply of companies one follows, 10% growth in China must be the lowest growth number I have seen from anybody there. Why is that growth rate not a bit faster?

        Tom Glocer: The reason really goes to the maturity of the Chinese financial markets today. Every bank is rushing in there and signing up for the ‘I’ll give you two billion and you give me 10% of your non performing loans’. But for everyone I see in financial services, I do not see any of them saying that their growth is really coming off their China business. It is coming off their London prop desk. I would agree with you if I were looking at Louis Vuitton, BMW or even WPP, you would see a bigger growth rate, but that tends to be consumer or construction oriented. We will see that filter through the financial services. As you know, I am salivating over the year that the Renminbi floats and we can get that on dealing, but it is going to take a bit more development there. Whereas in India we are seeing bigger numbers. Do not forget India has 6,000 public companies and is a more advanced market.

        David Grigson: Let me pick up on the Telerate accesses the number that is included in the 113,000 of Trader accesses in the release is just over 20,000 and that is down by about 5,000 from the time that we acquired the business, about nine months ago — in June last year. That is entirely in line and slightly better than we expected at this point.

        Patrick Wellington: It is 26,000 in the fourth quarter so if the number now is 20,000, so you have lost 6,000 in a quarter.

        David Grigson: We have lost 4,000 on my schedule. I am not quite sure where your data is coming from, but we will confirm that. For exactly the reason we said which is we began to see cancellations coming out in the fourth quarter of last year, and have continued to see cancellations this time. All that is entirely consistent with our expectation and with the view we had that revenue loss from this acquisition would be about 20%, and the £125 million worth of revenue we acquired last June would settle down at about £100 million. That is the glide path we are on pretty well for this year, which is what our guidance was based on, and it is why we are reconfirming that component of our guidance again now.

        Patrick Wellington: Do you think Telerate has done about(pound)30 million of revenue in the first quarter?

        David Grigson: A little bit less than that. It is running at about £3 or £4 million higher than the current run rate of £25 million a quarter which is consistent, of course, with the £100 million. So it is running a little bit ahead of that. The answer to your question ‘Why did it show up with such a big number in this quarter?’ was because there was that £29 million worth of revenue with no comparison last year at all, which equates to the 5%. The other question on the pension, it rather depends to some extent at least on the timing of this, but assuming we can complete these discussions and negotiations reasonably quickly, i.e. in the next few weeks, the P&L consequence after tax level will be about £4 or £5 million, that sort of level.

        Giasone Salati (CSFB): I have three questions — you spoke about the delay in observing a recurring economic cycle and in the state of health of your clients and the impact on Reuters, could you give us a few more details about how you see that evolving? Another couple of questions for David, we saw the negative impact of profitability in down-cycle revenues, we were hoping to see a positive impact on costs, could you give us an indication, I do not think we have guidance for cost savings coming directly from profitability inside. The last one is on Core Plus, most of us were not expecting Core Plus to contribute materially in Q1, we are still sticking to a 1% guidance for the full year, could you give us an indication about saving, and if you see a regular progression or something more ‘lumpy’ [sic] and if you have any products which will launch soon?

        Tom Glocer: Let me jump into question one, it is not a precise science to come up with the lag between when clients start doing better than we do. Obviously it matters a bit client by client and region by region as to when they start opening up on the spending a little bit more. Eighteen months is a good general number and accords to why we believe we are seeing our fair share of market growth, and why we triangulate with both our market share data and what I see our competitors doing. That seems to fit. I believe I can make David’s life easier on the second question and say that, this being a revenue-trading statement, we are not getting into costs. It is probably not the right time to talk about the Profitability Insight impact on underlying costs, other than to say generally we think it helps us move from an era in which David and I did a bit too much central heavy lifting to get cost out of functional groups to get more help, i.e. more senior managers in the firm with clear line of sight to their profit, conscious and working to take the cost line down. I do view it as a positive, but now is probably not the time to quantify that.

        David Grigson: Frankly, we would not be able to quantify it anyway, because running the firm and trying to assign specific cost-saving initiatives or ideas to “I would never have thought of this if it was not for Profitability Insight…", is just not the way it is happening. To give some context to it, the amount of revenue that we are losing simply by saying, as informed by Profitability Insight, this product or service or even this customer relationship is not profitable, is pretty small. Last year it was probably £5 or £10 million. It is bigger in access numbers which is why sometimes it tends to get rather exaggerated because it tends to be the lower value accesses, the lower value parts of our business in pricing terms. It is bigger in accesses but fairly small in revenue terms. It is not a particularly big issue, the important thing is we are at least being able to identify these things and then make those decisions on an informed basis.

        On Core Plus, we had a good start and the usage revenue around the transaction systems was quite strong. It is not a revenue stream that is easy to predict, as we have said previously around usage revenue but I would assume a reasonably steady progression from here. One percent represents £25 million, you can do a reasonably steady progression quarter-by-quarter that adds up to £25 million that does not look like it will be too hard a quarter-by-quarter step to make.

        Giasone Salati: Sorry, just to follow up on that, I do not want a number but you will never give a specific cost-saving target attached to Profitability Insight, can you answer this?

        David Grigson: No, because we haven't - we can't.

        Giasone Salati: Understandable. On the steady progression, do you have other products in the pipeline for Core Plus on which you already have visibility? You said it will start testing in September and we don’t know when revenues will come.

        Tom Glocer: You should expect to see continued roll-out of transaction services, so we have really just gone into data with a client early access programme on Reuters Trading for Exchanges (RTEx), which not only allows the trading of all equities but all exchange traded derivatives, which looks attractive. We are ramping up on the Post-Trade Notification service right now. We are working on more deals like the MasterCard deal in high value content and more work internally on some additional datasets as well. Therefore, there is nothing that I would flag as a brand new, break-through product you don’t know of but we are starting to see it broaden out and really begin to turn into revenues.

        Chris Collett (Goldman Sachs): I have a couple of questions. One is to follow up a little on your comments about the 18-month process before you start to see the benign economic conditions filtering through. Could you talk a little about where you think you are by region, because we are seeing some good underlying growth in the US and in Asia. I wonder how you feel you are going through that process in Europe? Secondly, on usage revenues, would you be more prepared to give an indication as to what sort of usage growth you think you could get in 2006? I know you have been reticent about doing that in the past but it is up very strongly in the quarter, and you said it was driven by Core Plus, so should that give us some comfort that that strong growth should continue for the rest of the year? My third and final question is on MiFID. There has been a major overhaul of European regulations on trade reporting which will result in an explosion of trade reporting and data. How do you think you will be able to take advantage of that if you do so, and could you give us some idea of the potential revenue opportunities from that?

        Tom Glocer: Let me start with the last question, which is MiFID, and work back and then get David to help me on the usage one. I would be surprised if somebody at Reuters was not having this discussion right now with the Goldman equity floor, because I know and have been part of discussions with other people. We believe it is a pretty significant opportunity because in large terms it threatens to fragment the European equity markets and potentially thereafter others. Right now, if you look at the amount of volume which is consolidated into the LSE and the amount of revenue they get from market data and from trade reporting into the LSE, it is very significant. If it threatens to do by its terms pretty much what Reg-NMS in the US did and continues to do, which is make possible the proliferation of alternative trading systems, once you do that, life becomes interesting. If you want to know what is the price of Reuters this second, you now need to do a virtual order book aggregation of contemporaneous trading in many different places. That is a wonderful thing for a company whose job is in part data aggregation. Secondly, there is a whole bunch of secondary opportunities. Each of the firms will have obligations to report back that their execution was at a theoretical best price. How do you do what is usually called TCA, or transaction cost analysis? How do you measure VWAP in a fragmented world? Those, again, are interesting opportunities for the electronic aggregation world. I do not yet have the information that this will turn into X points of additional growth because, frankly, we are not yet there and many of our clients have not worked out how they will do that either. However, I can say that the Sales & Trading Group at Reuters have some very good people in the equity teams and we have some great discussions going on, so I am convinced it will be on balance more upside than any particular downside.

        On the 18-month issue, I am not sure that I can give a lot more flavour but I shall give you some geographical colour. You are right that Asia is doing very well in particular. The US could do even better than it is doing. In Europe we are seeing very good performance which probably does not yet come through in the underlying numbers in EMEA East but for us that includes the Gulf and Africa, and we are seeing very good growth coming from the Gulf as they focus on the development of the financial services market there and there is a lot of “investible” money being produced. Even in Western Europe, Germany is showing some real signs of life. We have had some positive months out of Germany which certainly gets the whole team there quite excited. Let me turn over to David to try to give you a sense but I am sure the cagey Finance Director will not give you a specific forecast!

        David Grigson: I shall not give you a specific forecast other than to agree with you, Chris, that with the transaction component of Core Plus already delivering some amount of growth, we would expect that to continue and, therefore, to have a reasonably material impact on our overall usage growth number. The only other thing I would say is that EBS published a 2006 budget number for their revenue and growth which I believe showed 10%, if I remember. When we looked at that, we did not feel uncomfortable with that number or that that somehow stood out as being either far too optimistic or far too pessimistic. It felt reasonable to us, so on that basis, I believe you have some guidance from one of the key competitors in the market which you can rely on.

        Chris Collett: You would take that as being both for your revenues where you compete directly with EBS and also for your usage revenues across the board? Dealing revenues as well as usage revenues?

         David Grigson: That is right.

        Meg Geldens (Man Securities): Thanks. I have one further question on Core Plus revenue:(pound)3 million in the first quarter; it looks like two thirds of that was usage and one third outright -

         David Grigson: One third recurring.

        Meg Geldens: So there was none in outright? I wondered if we should expect a similar picture then for the full year — £25 million – or will there be more recurring because you mentioned the increasing content deals you are doing?

        David Grigson: The early start has been primarily in the usage space because of the transaction components and because of the new media projects, particularly round building up the advertising revenues on dotcom and our other online services. Certainly, if you take the £25 million it will have a stronger bias towards recurring revenue by the time you add it up for the full year.

        Paul Sullivan (Merrill Lynch): First, on mid tier migration and the timetable of that during the course of this year and next: it seems that Trader is improving but the migration is still quite slow. Any thoughts on how those 2000 net adds in Trader will accelerate through this year? Also, on 3000 Xtra, I presume the majority of the growth you saw in the quarter was migration? Were there any new net adds of 3000 Xtra in the quarter? And again, what is your expectation on new net adds there, ex migration, for the rest of the year?

        Tom Glocer: On the Xtra, you are right, in that most of the growth was migration. But there were still some notable new sales as part of the roll out of the Citi enterprise deal, where we have seen some growth, and there has been a good flow of competitive wins coming in. But most of the 3000 is migration.

        On mid-year migration, you will see a tick up in the rate of Trader coming on stream and other than seeing a little more of it now, I do not have much to add. David, do you?

        David Grigson: Not really, other than that the key here is what proportion of our existing legacy revenues we expect to keep, and over what time we expect to migrate them. For the Telerate business, we intend to do most of that this year if we can, and for the remaining 2000 and 3000 and other legacy domestic products it is expected to take a little longer. That is in part because we are in no immense hurry to do this. On the whole, this is revenue that we would like to retain but as and when it becomes appropriate to talk to customers about it, we will do it. Key to the overall guidance is our expectations about revenue loss in this base and we have been quite specific in saying that this year and probably next we would expect about a half percent revenue loss from these legacy products, which is certainly built in to our overall guidance assumption. And it was almost exactly that – about half a percent – which is again, small numbers, £3 million in the quarter.

        Paul Sullivan: And there are no cost implications if these things drag on for longer than we had previously anticipated?

        David Grigson: No cost implications in the majority of instances and, where there are cost implications such as things like Telerate, then we obviously are keen to accelerate and move it quite quickly, so that we can get the cost benefit out. But we are being customer led on this and there is no great chunk of profit waiting to be released as and when the final product is migrated across or the final user has a new Reuters product sitting in front of them.

        Tom Glocer: So I am upbeat on Trader and that pattern.

        Miriam McKay: That was our last question, so thank you very much, everybody, and goodbye.

27 April, 2006

RESULTS OF REUTERS AGM RESOLUTIONS

London – At the Reuters Annual General Meeting, held today, shareholders passed all resolutions. Results of the votes are available on www.about.reuters.com.

Contacts
Press

Johnny Weir

Tel: +44 (0) 20 7542 5211 johnny.weir@reuters.com

Investors
Miriam McKay

Tel: +44 (0) 20 7542 7057 miriam.mckay@reuters.com

Notes

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. At the end of 2005, Reuters had 15,300 staff in 89 countries. This includes 2,300 editorial staff in 189 bureaux serving 128 countries, making Reuters the world’s largest international multimedia news agency. In 2005, Reuters revenues were £2.4 billion.

        Reuters and the sphere logo are the trade-marks of the Reuters group of companies

1

REUTERS

ANNUAL GENERAL MEETING

Thursday, 27 April 2006

Reuters Building

Canary Wharf

LONDON UK

ANNUAL GENERAL MEETING

Niall FitzGerald

Chairman

        So, ladies and gentlemen, if we have everybody in and the doors have been sealed, welcome to Reuters 2006 Annual General Meeting! We are very pleased you have been able to join us today and make the trip to Canary Wharf, and we hope you approve of the new Reuters centre. All of our employees around London are now operating from this centre and we are certainly very pleased with what it does for the efficiency of how the business is managed. I now declare the meeting, as we are quorate, officially open.

        2005 was a year of good progress for Reuters, as Tom Glocer will describe to you a little later. While transformation, of course, is never complete, the phase set out in Fast Forward was executed effectively and this provided the platform for a renewed commitment to growth, as outlined in what we have called Core Plus. The Board are enthusiastically supportive of this strategy and the decision to invest behind growth initiatives in 2006 and 2007.

        During the last 12 months that I have had the privilege to chair the Board, I have had the opportunity to travel around the Reuters world and meet very many extraordinary people. I was proud to share 48 hours with our correspondents, photographers and television crews in Jerusalem and the West Bank, and those of you who had the opportunity to see ‘Shooting under Fire’ a little earlier will understand what an extraordinary group of people they are. To visit these bureaux is to be inspired and renewed. The professionalism, the dedication, the courage and the creativity shown by the team, together with the spirit in the front line is quite exceptional. Some of you will have seen the movie ‘Shooting under Fire’ and this chronicles the experience of Reuters photographers covering the Israeli/Palestinian conflict. My visit provided me the reassurance that the Reuters Trust Principles are indeed and remain very firmly at the heart of everything we do. To be complimented on Reuters’ even-handed reporting of events in the same 24 hours by the Director of the Israeli Press Office, the Palestinian Governor of Hebron and the spokesman for the Jewish settlers, is praise indeed, if not quite unique.

        A recent visit to China gave me a perspective on the unique role that Reuters is playing in the development of China’s fledgling financial markets. I had the honour of opening a new financial risk research laboratory at one of China’s premier educational institutions, Tsinghua University, the lab which allows students to learn and to apply the most advanced models to a variety of simulated market conditions. Students will use the financial tools that the most sophisticated professionals in the financial services market around the world currently use to conduct their business. This initiative demonstrates Reuters commitment to invest in training to help accelerate the development of China’s financial markets and reinforces the role we are already playing in China in providing content and technology to improve market transparency and efficiency.

        Reuters Electronic Trading Technology enabled the China Foreign Exchange Trading System, which is a subsidiary of the Peoples’ Bank, to launch an electronic foreign exchange portal. We are also the first foreign provider of comprehensive reference data for China’s state bank bonds markets. These are extremely encouraging developments for Reuters.

        During the past year, Charles Sinclair retired from the Board after nearly 12 years of service. Charles made an outstanding contribution as a non-executive and indeed as Chairman, over that period, of two key Board committees. He provided important, consistent advice at times of great change for the company. We are delighted that Sir Derek Maughan agreed to join the Reuters Board in 2005. His deep knowledge and wide experience of global financial markets will be of great value to Reuters and is already proving so.

        At my request, and with the enthusiastic support of our larger shareholders, Dick Olver has agreed to stay on as senior independent director beyond his ninth year on the Board. Dick’s wisdom and integrity give us great strength; his independence is without question.

        This Board of diverse and talented individuals has worked hard to become an effective team. This process needs and will receive continuous refinement.

        I am very pleased that so many pensioners are in attendance today. Collectively you have dedicated a significant part of your working lives to the company and you constitute an important part of the stakeholder community and indeed the heritage of this company. Many of you will be concerned about your pensions. I can reassure you that we are currently in the very final stages of constructive discussions with the trustees of our UK final salary pension plans. When I say the ‘final stages’ I would expect this to be signed within a matter of weeks. The aim is to secure an equitable outcome for scheme members and the company. The proposed measures include a substantial lump sum payment to the pension fund and a discretionary increase for pensioners in 2006. We announced these to the markets yesterday as part of our Q1 trading update. I am not in a position to provide you – and I am sure you will understand – with any detailed final information at this stage, as these complex discussions are ongoing, but I am very confident they will be completed in the course of the next week or so.

        Let me deal with some administrative matters, as we turn to the business of the meeting. First, on registration you should have received blue cards (if you are a shareholder), green (if you are a corporate representative) and white (if you are a proxy holder). If you do not have a card, please raise your hand so we can issue you with one now. [Pause] The Editor-in-Chief of Reuters seems to need a card! Quite a remarkable feat in itself.

        Secondly – and I am sorry to have to do this – I do have to make the following statement as required by US Securities Law: our discussion this morning may contain forward looking information concerning the near-term prospects of company performance. Actual results may differ materially. You are invited to refer to section headed ‘Risk Factors’ on pages 24 and 25 of the Annual Report and Form 20F for a discussion on some of the key factors that could cause actual results to differ materially from any information given today. Thank you.

        Thirdly, we announced yesterday Reuters results for the first quarter of the year. Copies of the release are available in the registration area, along with copies of our Annual Review, full Annual Report and Form 20F, and you will see that the results of the first quarter of 2006 have been received in quite a satisfactory manner.

        Before we attend to the formal business of today, Tom Glocer, Reuters Chief Executive, will discuss some of the significant developments at Reuters since our last general meeting.

ANNUAL GENERAL MEETING

Tom Glocer

Chief Executive

        Thanks, Niall, and good morning, ladies and gentlemen. When I spoke to you here last year, I said that 2005 would be a pivotal year for Reuters, as we were transitioning our business from fixing the business to growing the business. I am pleased to tell you this morning that, after reporting growth of some 13% for our first quarter yesterday, I do not think there can be any question about our capacity to grow this business, and this is true even if one excludes the effects of acquisition and of currency, which were components of our first quarter revenues.

        Today, Reuters is in a position of increasing strength. The product line is now focused and highly competitive, customer service has been improved and we are investing again for the future. As you all know, we have been on a pretty incredible journey at Reuters over the last few years. Through the Fast Forward programme, we have taken our company apart, piece by piece, and rebuilt it. We have made many changes but we have not lost the soul of Reuters, the very essence of our business. So what has changed?

        I do not want to spend too much time on this, but briefly, when I look back, this is what I see. I see a company that was on its knees, from a combination of market and self- inflicted issues, a company that has pulled itself out of a slump by focusing on the simple things that count: better products and better customer service. I see a company that has gone from a minus 11% revenue decline to double digit growth. I see a company that has drastically cut down the number of products from well over 1,300 to a few hundred that sell well; and I see a company that, by the end of this year, will have reduced costs by some £900 million – a benefit that will be felt each and every year. Of course, a lot has been written about the cost take-out story at Reuters, but the part of which I am most proud is that we were able to reduce costs whilst improving customer service and the product line. At times, it felt a bit like dieting and training for the Olympics at the same time! But that magic balance, between cost reduction on the one hand and service and product improvement on the other, is the part that is now paying off in sustainable revenue growth.

        Now for the important bit: we have turned the corner, but what does the future hold for us? This is now my focus. Last summer, we unveiled the next chapter in the Reuters story, which we call Core Plus. This was more of an internal project name, but it stuck. It stuck because it describes exactly what we are doing: rediscovering our ability to grow right in the core of our business, then investing to accelerate that growth. Restarting growth after a period of retrenchment is hard for any business, but the ones that usually succeed are those that discover an inner strength, rather than making diversifying acquisitions in search of growth.

        Our Core Plus strategy consists of four pillars well understood by Reuters: (1) Transactions and Electronic Trading; (2) High Value Content; (3) the Enterprise; and (4) New Markets. I will be more than happy in questions to come back to any of these but I will give you a flavour of each, starting with Transactions.

        Reuters pioneered electronic trading when we brought the world’s largest market, the foreign currency market, on line in 1981. Some of you I see here in this room today are some of the people who did just that. However, it has to be said honestly that the people who followed, including us, did not do enough to expand from our original strength in FX into other asset classes. What we have done now, therefore, under Core Plus, is to launch transactions systems for fixed income, for commodities and energy and all sorts of more exotic instruments, like exchange trader derivatives, to tap into new revenue sources and to strengthen our products. The only other word I would say on Transactions is that they are not simply another source of revenue. As the world moves increasingly to trade by machine rather than human being, the exhaust from these transaction systems – the very data that come out of these pipes – is very high quality information. We have access to that exhaust and it strengthens the core of Reuters Information products.

        Now I will talk about just that – information. Reuters has always produced lots of excellent information across a wide variety of assets and geographies, including, very importantly, our news service. The second area that we are investing in – what we are calling High Value Content – will bring customers information that is insightful, differentiating and exclusive. It will give them an edge over competitors. The best way I can describe this is with an example. We recently announced a deal we had signed with MasterCard, who have highly valuable data about all of our retail shopping habits. Those data, you may not be surprised to hear, have a very high correlation with official government retail sales figures, which are in turn closely watched and market-moving when they come out. What we are now able to do, therefore, is give our customers an early peek at a key leading indicator for the economy. We are working on more third party relationships like this, as well as focusing our own 4000 content creators on producing just this type of ‘must-have’ information.

        Turning now to our Enterprise initiative, the third one under Core Plus: this is about all the geeky technical stuff that Reuters has always been good at, but which you may have needed a PhD in electrical engineering to understand fully! What it involves is providing end-to-end solutions, so that the customer does not have to do all the heavy lifting and we do it in such a way that everything speaks to each other well.

        Here is a good way to think of it, another example. Imagine the majority of electrical products in your home were manufactured by Sony: the TV, the home computer, the camera, the mobile phone, maybe the Internet router and, say, the refrigerator. Imagine then that Sony said they would come to your house and connect all these various bits of plumbing and make them work together seamlessly. Our Enterprise offering does just that, supplying not only the plumbing but the content also to power those systems. You can ask anyone at our neighbour, Citigroup, which recently signed up to the entire Reuters stack.

        Finally, I turn to the new markets strand of Core Plus, which is all about our future. New markets are about how we can plant the seeds today for opportunities that may not be really big for another five to ten years. This is all about achieving a sustainable revenue trajectory for the future of Reuters. Reuters’ new markets come in three flavours: new geographic markets, new asset classes and new audiences. In geographic terms we have been accelerating our investments in places like India and China to tap into their faster growth rates. Last year we grew 19% in India and 12% in China. New asset classes means all those new instruments that our customers are trading, from property derivatives, to weather, to emissions; and Reuters will be at the very heart of this.

        Finally, new audiences: these are consumers who we can now reach through services like Reuters.com and our Indian joint venture, Times Now. This is all about reaching beyond just the financial services elite.

        Those then are the four components of our growth strategy: transactions, high value content, Enterprise and new markets. We have set ambitious revenue growth targets to achieve on the back of these, 1% expected additional growth this year and 3% in 2008 and in this past first quarter we have already produced half a point of growth. We are also making substantial investment to continue the transformation of Reuters, in areas like reorganising the way in which we distribute data around the world and improving our content management systems. These are also important projects to ensure that Reuters never falls behind again. That is very important to me, personally, to my colleagues here, and to all of our 15,000 employees, because we care deeply about this company.

        I think all companies claim that they are different but I firmly believe that Reuters really is. How many companies do you know where the employees often risk their lives to build the company’s product? Our journalists do just that. How many companies do you know that take their principles so seriously, that they enshrine their commitment to things like independence, accuracy, freedom from bias, right into their constitutional documents? How many companies do you know where these core values have endured for 150 years? And at how many companies would the best staff stay through the tough times despite the lure of a hot job market? I know of only one, which is not to say there are not other good companies around, there are. But this is our company and our mission. This is Reuters, a unique company with a unique place in the world. Our people – every single one of them, from the directors up here on the platform to the people who met you at Reception this morning – have signed up to the same mission: to fix Reuters and to restore it to greatness.

        Our legacy, I hope, will be a company built for the new world of business and media that is at the very heart of its markets, in synch and ready to change as those markets evolve. Ladies and gentlemen, I believe we are very close to creating just that company and certainly, 2006 will be another very exciting year for us. Thank you. [Applause]

        Niall FitzGerald: Thank you, Tom, for that very uplifting vision of what Reuters has been doing and indeed, what Reuters potentially can do in the future.

        With your permission, I would like to proceed to the formal business of the meeting. If there are no objections, I propose to take the Notice of the Meeting as read? [Agreed]

        As last year, the Board has proposed that voting at this Annual General Meeting will be conducted using a poll, rather than a show of hands. Voting using a poll is considered more transparent and equitable, since the voting intentions of all members are taken into account, not just those attending the meeting. The votes of all shareholders, including those cast by proxy, can be counted when using a poll. I would like to invite you to ask any questions you might have either for myself or the Board, before we conduct the poll. Please can I remind you that only people in possession of a blue or a green card may ask questions?

        John Freeman: I am the Chairman of the jPension Review Group in the UK which was set up to seek the restoration of annual pension increases for UK pensioners. I would like to say that we welcome the comments of the Chairman in terms of what is being discussed and hopefully, will shortly be announced. It is the first good news we have had for four years and we hope that it will lead to the restoration of annual increases, which was the policy of this company in the 36 years that I worked for it.

        I will ask some questions but I suspect the Chairman will say to wait until we see the announcement. The questions are – and I suspect they are ones that all pensioners will want to know the answers to: are we going to receive a 2.7% increase this year, which was the appropriate inflation rate? Will it be back-dated to 1 January? And will there be a plan for increases in the future? Thank you.

        Niall FitzGerald: As you showed such extraordinary insight, John, and predicted, I could not answer those three questions, but you will have the answers to those very shortly, at least to some of them. Without answering the question, the figure of 2.7 seems to me a good approximation. Thank you also, by the way, on behalf of the company for the constructive way in which not just the trustees but your own group have been engaging with the company, because that has helped us to get to the point where we are close to what will be an equitable solution to what has been a most complex and difficult issue.

        Michael Cooling (Shareholder): Three questions, if I may, Mr Chairman? There continues to be a sizeable divergence between the total shareholder performance for Reuters versus the FTSE according to the Annual Review and the Annual Report. Does the Board believe it is less efficient for the company to pay for, and for its shareholders to receive, a higher dividend compared to buying back shares in the open market, where the results for the shareholder are more uncontrollable than the certainty of receiving a dividend cheque through the post?

        The second question concerns service contracts. I note that on page 43 there is a reference to the service contract for Tom Glocer, which allows 30 days notice on either side, where compensation for loss of office is 12 months accrued benefits, including annual salary, annual bonus and pension contributions. Should the two not be more closely aligned?

        The third question concerns the auditors. For many years, it has been Price Waterhouse. How does the Audit Committee ensure that the auditors can review the accounts in an independent manner? Is the audit partner changed every three years? Or is there a review process conducted every ten? Thank you.

        Niall FitzGerald: Thank you, Michael. I will take the first two questions and, just so he knows I am coming to him, I will ask Dick Olver, who is the Chairman of the Audit Committee, to pick up the third question.

        On the question of higher dividends versus buyback, this has clearly been something which we have debated very carefully and at length. There are different views on it. Our current policy on dividends is that it would be imprudent to consider a dividend increase until we have earnings which cover the dividend or likely dividend at least 2:1; it is currently 1.4. But as it approaches that 2:1 – and we expect that in the next year or two – then we will look very carefully at that. In terms of buyback, the view we took was that, particularly with the significant inflow from the Instinet disposal, but also the improved cash generating ability of the company, it was appropriate now to give those shareholders who wished to sell their shares in the company the opportunity to do so, and we could facilitate that by way of a buyback. So it is continuous debate. You can make strong cases in either direction, but for the moment, on the dividends at least, we have taken the view that it would be not prudent to consider the increase until we have the earnings cover of two times, which I am very confident we will have before too long.

        On the service contract, Tom’s, and indeed that of the other executives, is normal practice; it is 12 months. The 30 days on either side is a technicality. But a 12 month contract, and recognising the very particular circumstances of somebody who is a chief executive in the public eye, that is appropriate. Tom’s contract was longer, as you may recall, and it was agreed that it come back to 12 months and that is what it is, and the Board is satisfied that that is what it should be. Dick?

        Dick Olver: Thank you, yes, and thank you, Mr Cooling, for the question. The Audit Committee’s policy in this regard is to do an annual assessment of the performance of PWC, the auditors in this case. Then every five years we get a change of the lead audit partner and our policy currently is to re-tender on that five year anniversary, so that we can go outside and see what the rest of the market has to offer, make sure that the current incumbent is on the front edge of his seat and make sure that we are not missing anything in terms of innovation or efficiency that could be created. We last did that in the fall of 2004, the early part of 2005 and we will continue with that policy. We also annually look at the effectiveness of the Audit Committee itself; we also look annually at the independence of PWC to make sure that they continue to be independent and that there are not any crossover employment issues or anything of that sort. So it is looked at very rigorously.

        Niall FitzGerald: And the current partner is the handsome one in the front row here – the younger, handsome one (they are all handsome in the front row here) – and if you want to physically inspect him I am sure he will be available after the meeting! [Laughter]

        Peter O’Neill (Third World EEC): Can you tell us how you are compared with Bloomberg in markets such as India and China in terms of progress? Secondly, if you are going into the personal data business, what will the company reaction be to requests from CIA, MI6 or the Echelon Group for data on users – I refer back of course to the old Foreign Office agreement. Thirdly, can you give us some comparison, without the specific figures, on what you are proposing for the pensioners, compared with what is being paid in percentage increases to management over the last four years? Is it so small that it does not need to be announced now? Or is it so big that it would move the market if you did announce it now? [Laughter]

        Niall FitzGerald: That is a clever question. Thank you, Peter. I will take the last one, Tom, if you could take the first two? On the pension increase, the Board of course are concerned about the executive directors and in particular the Chief Executive. The Chief Executive has not had a salary increase since the day he was appointed in July 2001. So whatever pension increase might be given will be ahead of what the Chief Executive has had in terms of basic salary during that period. Again though, I cannot be drawn further on that.

        On the question of Bloomberg, China and India and how we compare, and personal data – Tom?

        Tom Glocer: In terms of personal data -

      Peter O’Neill: Sorry, progress, and sales –

        Tom Glocer: No, I was answering your second question first. Consistent with privacy laws all over the world, we store a minimal amount of user data, such as their user name, their password, what their job is, but we do not do the sort of databasing that, say, a credit reporting agency does. Therefore, I am afraid we would be of very little interest to the CIA, or MI6 or any intelligence community, and we have no present plans to expand into that sort of personal databasing.

        As for our market share, we released yesterday general market share information across the entire world, which shows that we added one point of growth after years of either being flat or going down and the overall picture to us, per our study, is Reuters at 27%, Bloomberg at 27%, Thompson at 8%, then others coming behind. In India and China particularly, I do not have data for those countries from our study but, anecdotally, I am quite confident that we are far larger, in a far better position. We have been in India since 1866; we have been in China since 1871 and again, after the Revolution of 1949, back in 1955 before anyone else. We lead the market by a considerable margin and that is something we intend to keep.

        Niall FitzGerald: I was looking at some numbers recently. In the mid-1920s the three largest markets for Reuters were China, the UK and India, in that order. So we are going back to our homeland in some ways.

        Tony Winning: I am a Reuters pensioner and a member of the Pension Review Group. Why has it taken so long for the company to reach an agreement with the RPF and SPS trustees on fixing the deficit? Is it that the company’s insistence on a risk free investment policy by the trustees is going to make it very difficult, if not impossible, to award discretionary increases in years forthcoming after this year?

        Niall FitzGerald: I can give you a general answer. I am not going to be drawn on the second part of your question because you are trying to draw me into detail that I am not at liberty to get involved with, all of which will hopefully be clear in the next week or two. Why has it taken so long? It is regrettable. I wish that it had taken a week, not a year. But it is a very complex issue, as any of you who follow pensions issues will know, and it is even more complex, which sounds rather a perverse thing to say, when two sides are trying to engage in it in a way that seems constructive, to make sure that we can reach an equitable solution.

        It is very easy to reach a quick solution if you do not really care what the consequences are. Reuters cares very deeply. At the same time, it has to be very conscious of its responsibility to other groups, such as shareholders. To find something that is not only an equitable solution but a sustainable solution, has been at the heart of this. Indeed, I, like you, would have liked to have seen this done about a week after the last AGM. It has not. It is not because anybody has not been diligent on either side. It is because of the complexity of finding a solution which will be sustained into the future so we do not have to return to this issue frequently and to get it properly defined.

        Those of you who know the detail of the pension fund will know that for a period there was even a question mark as to whether it was a defined benefit scheme or a defined contribution scheme, and that was one of the first issues that had fully to be resolved and accepted. It has all the nature, it has all the characteristics, of a defined benefit scheme and that in the end is what it has clearly been seen to be. So, regrettable. I am sorry. But in a matter of the next few weeks, we will be through this saga and, I hope, successfully.

        David Roberts: I am a pensioner, but I am not going to ask a question about pensions. I will ask my usual annual question of Mr Glocer. I apologise if he has already given this statement in the quarterly results, which I have not read, but could he give us an indication of the recurring net new monthly revenue position, please?

        Tom Glocer: Sure. I do not think we disclosed publicly the specific number, but we had a very good fourth quarter at the end of last year. We have had a good first quarter this year, with particular strength coming from the Asia markets, where I know you were active during your career here at Reuters. The US has contributed as well. Our largest accounts, what we call the Focus Group accounts, have been very strong for the last six to nine months. So revenues are being helped both by the annual price increase and by additions to volumes. At the moment therefore, the market looks relatively favourable to Reuters.

        David Roberts: Does that translate as saying it is positive at the moment?

        Tom Glocer: Yes, it has been positive now for a good long while.

        Peter Smith (Shareholder): Can I ask how the new communications agreement with British Telecom worldwide is going on and whether we have had any serious customer complaints during the first 12 months of the contract, because I understand it has been running now for 12 months.

        Niall FitzGerald: Thank you, Peter. Tom?

        Tom Glocer: We did substantially restructure our communications arrangements last year. Some of you may remember we had a joint venture company called Radianz, which was a 50:50 joint venture with France Telecom, which provided communications services to Reuters on a pretty much exclusive basis. One of the many busy things we did last year was to restructure that, we bought it in, sold it over to British Telecom and entered into an eight and a half year relationship with them. We have only now begun migrating customers over to the new network. It is a pure IP network provided by BT. So far the signs are good. I have not had any customer complaints and I usually get them twofold. One, our customers are not shy, they know my phone number and they call; second, on a weekly basis I review our service forum, which has the records of all of the more important customer complaints. So far, so good, but it is a big job.

        Niall FitzGerald: Thank you, Tom. Any other questions? Thank you very much indeed. As always, interesting, and I always feel informed by the answers myself.

        We now conduct the poll on the resolutions proposed at this meeting. Lloyds TSB registers will act as scrutineers and they will deliver the results to me shortly after the completion of the poll. If you have already voted by proxy card and do not wish to change the way you have voted, you do not need to complete a poll card. Should you require assistance, stewards will be on hand to assist with the completion of the poll card. When you registered, you were given a voting card. Shareholders received a blue card, appointed proxies a white one, and corporate representatives a green. On the reverse side of these is a poll card detailing resolutions 1 to 19. Please complete your poll cards now, with your full name, including the full name of any joint holder. You should place a cross in either the ‘for’ or ‘against’ box for each resolution, unless of course you choose to abstain on any resolution, in which case you can place a cross in the ‘vote withheld’ box. Once you have finished, please sign your poll card and at the end of the meeting please place it in one of the poll boxes situated at the rear of the hall. That will conclude the poll. Results will be known some time later this afternoon and will be shown on our web site and announced to the London Stock Exchange.

        That concludes the meeting. Thank you very much for attending and I hope you will now take the opportunity to join me and the Board for some light – or if you are hungry, it can be very heavy! – refreshment outside, where lunch is provided. Thank you very much indeed.

         — End of meeting —